Exhibit 12.1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31, 2017	2016	2015	2014	2013	2012
	($ in millions)
EARNINGS
Income from continuing operations before income taxes as reported	$655	$2,582	$2,442	$3,134	$2,965	$2,758

Add (subtract):
Total interest expenses (as detailed below)	153	602	584	592	576	546
Amortization of capitalized interest	3	12	12	11	12	10
Income of partially owned entities(1)	(11)	(61)	(50)	(46)	(51)	(45)

Total earnings	$800	$3,135	$2,988	$3,691	$3,502	$3,269

FIXED CHARGES
Interest expense on debt	$142	$563	$545	$545	$525	$495
Interest expense on unrecognized tax benefit	—	1	(3)	1	1	(1)
Other interest expense	3	6	7	11	11	10
Calculated interest portion of rent expense(2)	8	32	35	35	39	42

Total interest expenses	153	602	584	592	576	546

Capitalized interest	6	20	21	19	18	20

Total fixed charges	$159	$622	$605	$611	$594	$566

RATIO OF EARNINGS TO FIXED CHARGES	5.03	5.04	4.94	6.04	5.90	5.78

(1)	Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.
(2)	Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.